Mail Stop 3561

January 5, 2006

Mr. Richard L. Keyser
Chairman and CEO
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, Ill 60045-5201

> **Re: W.W. Grainger, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed February 28, 2005**
> **File No. 001-05684**

Dear Mr. Keyser:

        We have reviewed your response dated December 16, 2005 to our comment letter dated November 22, 2005 and have the following additional comments.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page 34

Note 21-Segment Information, page 51

1.   We note your response to comment three in our letter dated November 22, 2005. The reported revenue for Grainger Industrial Supply and Acklands Grainger Inc. each separately exceeds the quantitative threshold set forth in paragraph 18.a. of SFAS No. 131. Please confirm that you will disaggregate both entities from the Branch-based Distribution reportable segment for all periods presented in your future filings. Please show us what your revised disclosure will look like in your response.

Note 24-Unclassified-Net, page 55

2.   We note your response to comment four in our letter dated November 22, 2005. We disagree with the current presentation characterizing gains and losses from the sale of fixed assets as a non-operating activity. In your response, please confirm that you will revise your future filings to present the gains and losses in income from continuing operations.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

      Sincerely,

      Michael Moran
      Accounting Branch Chief